UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
Date of Event Reported: April 27, 2010
Commission File Number 001-15190
Satyam Computer Services Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Satyam Infocity
Unit — 12, Plot No. 35/36
Hi-tech City layout, Survey No. 64, Madhapur
Hyderabad — 500 081
Andhra Pradesh, India
(91) 40 3063 6363
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

EXHIBITS INDEX
SIGNATURE
Ex-99.1 NYSE letter to the Company dated April 23, 2010 providing extension of trading approval

Other Events
On April 23, 2010, the New York Stock Exchange (“NYSE”) notified Satyam Computer Services Ltd. (Mahindra Satyam) (the “Company”) of the NYSE’s decision to continue the listing of the Company and to extend until October 15, 2010 the deadline for the Company to complete and file its Form 20-F for the fiscal year ended March 31, 2009 with the Securities and Exchange Commission (the “SEC”). The NYSE also notified the Company that the NYSE would continue to monitor the Company’s progress in meeting its completion deadline and that the Company’s failure to meet certain milestones in a timely manner could result in accelerated trading suspension prior to the end of the six-month extension period. In the event that the Company does not complete its Form 20-F for the fiscal year ended March 31, 2009 filing with the SEC by October 15, 2010, the NYSE will move forward with the initiation of suspension and delisting procedures.
As part of its continued listing assessment, the NYSE will maintain the “LF” indicator on the Company’s securities and continue to include the Company on its “late filer” list on nyse.com until such time as the Company becomes current with all of its periodic SEC filings.
A copy of the NYSE letter dated April 23, 2010 is attached hereto as exhibit 99.1 and is incorporated herein by reference.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
The information provided herein includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on beliefs and assumptions by management and on information currently available to management. Additional factors that could cause actual results to differ materially from those contained in any forward-looking statement include, without limitation, issues that could arise in connection with actions or non-actions by governmental and regulatory authorities; the Company’s ability to complete the restatement of its financial statements and to become current in its periodic reporting requirements under the Exchange Act and to file required reports with the SEC on a timely basis; and market reactions to the foregoing. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update any of them publicly in light of new information or future events.

EXHIBITS INDEX

99.1	NYSE letter to the Company dated April 23, 2010 providing extension of trading approval

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there under duly authorized.

SATYAM COMPUTER SERVICES LIMITED
/s/ G. Jayaraman
	Name:	G. Jayaraman
Date: April 27, 2010		Company Secretary